650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 14, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Laurie Abbott

Re:	Capnia, Inc.
Registration Statement on Form S-1
Filed February 1, 2017
File No. 333-215856

Dear Ms. Ravitz:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on February 13, 2017 and relating to the Company’s Registration Statement on Form S-1 (File No. 333-215856) filed with the Commission on February 1, 2017 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	Incorporation by Reference. The Staff commented that incorporation by reference was unavailable for the Company because the Company has not filed an annual report for its most recently completed fiscal year.

AUSTIN    BEIJING    BRUSSELS    HONG KONG     LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

 U.S. Securities and Exchange Commission

 February 14, 2017

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has amended the Registration Statement to remove references to incorporation by reference from the cover page to the prospectus and pages 147-148 of the Registration Statement.

2.	Executive Compensation Disclosure for 2016 Fiscal Year. The Staff commented that the executive compensation for the 2016 fiscal year was required to be disclosed.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include disclosure for executive compensation on pages 120, 122 and 125 of the Registration Statement.

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Elton Satusky
Elton Satusky

cc:	David O’Toole, CFO Capnia, Inc.